SC 29644 864) 967- 2150
1AVX Boulevard Fountain Inn, SC 29644 Tel: (864) 967- 2150

November 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AVX Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the Securities and Exchange Commission on November 7, 2013.

Respectfully submitted,

AVX Corporation

By:     /s/ Kurt P. Cummings

Kurt P. Cummings

Vice President,

Chief Financial Officer,

Treasurer and Secretary

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